UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
15-D16 OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT: OCTOBER 31, 2007
Commission File Number 001-33373
____________________

CAPITAL PRODUCT PARTNERS L.P.

(Translation of registrant’s name into English)
____________________

3 IASSONOS STREET
PIRAEUS, 18537 GREECE

(address of principal executive offices)
____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒                      Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes     ☐                 No     ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes     ☐                 No     ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐                 No     ☒

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1 – Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of a press release of Capital Product Partners L.P., dated October 31, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS L.P.,

By:	Capital GP L.L.C., its general partner

/s/ Ioannis E. Lazaridis
Name: Ioannis E. Lazaridis
Title: Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

Dated:  October 31, 2007

Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES THIRD QUARTER FINANCIAL RESULTS

Athens, Greece — October 31, 2007 — Capital Product Partners L.P. (Nasdaq: CPLP), an international owner of product tankers, today announced its financial results for the third quarter ended September 30, 2007.

Net income for the quarter was $8.4 million, or $0.37 per limited partnership unit. These results reflect the effect of the consolidation of the acquisition of M/T Attikos, which was completed on September 24, 2007, for the full quarter, as the transaction was between two entities under common control.  If M/T Attikos had not been consolidated for the period that it was not owned by the Partnership, net income would have been $7.9 million, or $0.35 per limited partnership unit.

Capital Product Partners generated an operating surplus for the period of $9.6 million. Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships.  (Please see Appendix A for a reconciliation of this non-GAAP measure to net income.)

Gross revenues for the quarter were $18.8 million, consisting of $18.1 million in base charter hire revenue and $0.7 million in profit sharing revenue. Total operating expenses were $4.0 million, including $3.7 million in fees for the commercial and technical management of the fleet paid to a subsidiary of Capital Maritime & Trading Corp. (Capital Maritime), the Partnership’s sponsor.  General and administrative expenses relating to the costs of running the Partnership were approximately $0.4 million.  Net interest expense and finance cost for the quarter was $2.2 million.

Ioannis Lazaridis, Chief Executive Officer and Chief Financial Officer of Capital Product Partners’ general partner, said, “During the third quarter we generated a substantial operating surplus and were able to increase our cash distribution due to the greater number of operating days of our fleet.  We achieved these results despite the fact that spot market conditions were seasonally weak, which reduced our profit sharing revenue from second quarter levels.  These results highlight the fundamental attractiveness of our business model, including the built-in growth from contracted acquisitions and the relative stability of our cash flows due to our medium- to long-term charter agreements and our fixed rate management agreement with a subsidiary of Capital Maritime.”

Conditions in the product tanker market reflected the usual seasonal softness in the third quarter, which was accentuated by an increase in refinery capacity utilization rates in the U.S., in contrast to the persistently lower utilization rates seen throughout the first half of 2007.  Importantly, the period market remained at historically high levels throughout the quarter, reflecting the continued strong demand from major charterers for quality tonnage.  Product tanker asset prices were well underpinned, as prices for modern product tankers increased further by approximately 3.5 percent compared to the second quarter.

Mr. Lazaridis added, “We continued to execute successfully during the quarter against our longer-term strategic objectives.  We took delivery ahead of schedule of three medium-range product tankers, and our 12 brand-new Ice Class 1A vessels now represent the largest such fleet in the world.  It is worth highlighting that during the quarter we completed our first acquisition from our sponsor, Capital Maritime, that had not been contracted prior to the IPO.  This acquisition represents our initial entry into the highly attractive small product tanker market segment.”

The three new medium-range (MR) product tankers, M/T Akeraios, M/T Apostolos and M/T Anemos I, were delivered ahead of schedule on July 13, September 20 and September 28, 2007, respectively.  All three product tankers are ice-strengthened vessels (Ice Class 1A), with carrying capacities of approximately 47,000 dwt, and all have been fixed under time charters with Morgan Stanley Capital Group Inc. for three years from delivery at a base rate subject to a 50/50 profit sharing arrangement.

M/T Attikos, a 12,000 dwt double-hull product tanker built in 2005, was acquired from Capital Maritime on September 24, 2007.  The $23 million acquisition was financed with debt and $2.5 million in Partnership funds. The acquisition of M/T Attikos is expected to add approximately four cents per unit to the Partnership’s annual operating surplus.

Capital Product Partners has also agreed to purchase three additional 51,000 dwt MR chemical/product tanker sister vessels from Capital Maritime, our sponsor.  These vessels are scheduled for delivery in January, June and August 2008, and are already fixed under bareboat charters with Overseas Shipholding Group commencing at the time of delivery.

In addition, Capital Maritime currently is the owner of 27 modern tanker vessels of different sizes. The Partnership has a right of first refusal on six MR product tankers from Capital Maritime if medium- to long-term charters are arranged for them. Eighteen of Capital Maritime’s vessels are small product tankers, of which 17 are currently under construction and expected to be delivered between 2008 and 2010.

The Board of Directors has declared a cash distribution for the third quarter of $0.385 per unit, representing a total cash distribution of $8.8 million.  The cash distribution will be paid on November 15, 2007, to unitholders of record on November 7, 2007.

The Partnership’s long-term debt as of September 30, 2007 was $274.5 million, compared with stockholders’ equity of $169.9 million.  The increase in debt during the quarter reflects the delivery of three new MR product tankers and the M/T Attikos acquisition.  The remaining capacity under the revolving credit facility ($95.5 million) is expected to be sufficient to fund a substantial portion of the contracted 2008 deliveries.

Capital Product Partners will host a conference call to discuss its results today at 10:00 a.m. Eastern Time.  The public is invited to listen to the conference call by dialing 1-888-935-4577 (US and Canada), or +1 718-354-1388 (international); reference number 7517400.  Participants should dial in 10 minutes prior to the start of the call. The slide presentation accompanying the conference call will be available on the Partnership’s website at http://www.capitalpplp.com.  An audio webcast of the conference call will also be accessible on the website. The relevant links will be found in the Investor Relations section of the website.

About Capital Product Partners L.P.

Capital Product Partners L.P. (Nasdaq: CPLP), a Marshall Islands master limited partnership, is an international owner of product tankers. The Partnership owns 13 product tankers, including 12 Ice Class 1A medium-range tankers, and has an agreement to purchase three additional MR product tankers from Capital Maritime & Trading Corp. All 16 vessels are under medium- to long-term charters to BP Shipping Limited, Morgan Stanley, Overseas Shipholding Group and Trafigura Beheer B.V.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. Capital Product Partners L.P. expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common units.

CPLP-F

Contacts:
Ioannis Lazaridis
Chief Executive Officer and Chief Financial Officer
Capital GP L.L.C.
+30 (210) 4584 950
i.lazaridis@capitalpplp.com

Jerry Kalogiratos
Commercial Officer
Capital Maritime & Trading Corp.
+30 (210) 4584 950
j.kalogiratos@capitalmaritime.com

Robert Ferris
RF|Binder Partners Inc.
+1 (212) 994-7505
Robert.ferris@rfbinder.com

Tom Pratt
RF|Binder Partners Inc.
+1 (212) 994-7563
Tom.pratt@rfbinder.com

Capital Product Partners L.P.
Statements of Income
(In thousands of United States dollars, except number of units and earnings per unit)
(Unaudited)

	For the Three Month Periods Ended September 30,		For the Nine Month Periods Ended September 30,
	2007	2006 Predecessor	2007	2006 Predecessor

Revenues
Time and bareboat charter revenues	$18,770	$6,190	$49,897	$10,561
Total revenues	18,770	6,190	49,897	10,561

Expenses:
Voyage expenses	151	137	603	237
Vessel operating expenses - related party	3,723	283	7,154	519
Vessel operating expenses	268	1,056	3,196	2,327
General and administrative expenses	449	-	877	-
Depreciation and amortization	3,558	1,209	8,859	1,739
Operating income	10,621	3,505	29,208	5,739
Other income (expense), net:
Interest expense and finance cost	(2,473)	(1,649)	(6,701)	(2,430)
Loss on swap acquired from Capital Maritime as of April 4, 2007	-	-	(3,763)	-
Interest income	259	3	421	8
Foreign currency gain/(loss), net	(7)	-	(22)	(33)
Total other expense, net	(2,221)	(1,646)	(10,065)	(2,455)
Net income	$8,400	$1,859	$19,143	$3,284
Supplemental information
General Partner’s interest in net income for the three and nine month period ending September 30, 2007	$168		$383
Limited Partner’s interest in net income for the three and nine month period ending September 30, 2007	$8,232		$18,760
Common	$4,984		$11,358
Subordinated	$3,248		$7,402
Net income per limited partner unit, (basic and diluted).	$0.37		$0.84
Number of limited partners’ units outstanding, (basic and diluted) as of September 30, 2007	22,318,022		22,318,022

Capital Product Partners L.P.
Balance Sheets
(In thousands of United States dollars, except number of shares)
(Unaudited)

	Consolidated Balance Sheet as at September 30, 2007	Predecessor Combined Balance Sheet as of December 31, 2006 (restated)
Assets
Current assets
Cash and cash equivalents	$16,094	$1,239
Trade accounts receivable	1,048	771
Insurance claims	-	69
Due from related parties	-	4,954
Prepayments and other	89	172
Inventories	-	259
Total current assets	17,231	7,464
Fixed assets
Vessels under construction		29,225
Vessels, net	433,354	178,803
Total fixed assets	433,354	208,028
Other non-current assets
Deferred finance charges, net	944	632
Restricted cash	3,250	-
Total non-current assets	437,548	208,660
Total assets	$454,779	$216,124

Liabilities and Stockholders' / Partners’ Equity
Current liabilities
Current portion of long-term debt	-	$6,029
Current portion of related party debt	-	8,042
Trade accounts payable	$111	1,539
Due to related parties	74	1,899
Accrued loan interest	230	1,513
Accrued other liabilities	294	478
Deferred revenue	3,106	475
Total current liabilities	3,815	19,975
Long-term liabilities
Long-term debt	274,500	59,254
Long-term related party debt	-	87,498
Deferred revenue	457	-
Financial instruments - fair value	6,079	-
Total long-term liabilities	281,036	146,752
Total liabilities	284,851	166,727
Commitments and contingencies	-	-
Partners’ / Stockholders’ Equity
Common stock (par value $0; 3,500 shares issued and outstanding at December 31, 2006 restated)	-	-
Additional paid in capital	-	41,857
Other comprehensive loss	(2,316)	-
Retained earnings	-	7,540
General Partner	3,445	-
Limited Partners
- Common	102,141	-
- Subordinated	66,658	-
Total partners’ / stockholders’ equity	169,928	49,397
Total liabilities and partners’ / stockholders’ equity	$454,779	$216,124

Capital Product Partners
Statements of Cash Flows
(In thousands of United States dollars)
(Unaudited)

	Partnership Cash Flows for the Period from April 4, 2007 to September 30, 2007 (see note a)	For the Nine Month Period Ended September 30, 2007	For the Nine Month Period Ended September 30, 2006 Predecessor
Cash flows from operating activities:
Net income	$13,394	$19,143	$3,284
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of fixed assets	6,457	8,767	1,739
Amortization of deferred charges	186	208	23
Loss on swap acquired from Capital Maritime as of April 4, 2007	3,763	3,763	-
Changes in operating assets and liabilities:
Trade accounts receivable	(1,300)	(2,317)	(744)
Insurance claims	-	-	(644)
Due from related parties	1,665	(2,644)	(2,437)
Prepayments and other	(176)	(274)	(145)
Inventories	2	(69)	(147)
Dry docking cost	(921)	(921)	-
Trade accounts payable	392	966	1,183
Due to related parties	5,200	3,693	781
Accrued interest	230	(1,246)	122
Accrued other liabilities	445	622	373
Deferred revenue	3,787	8,300	971
Net cash provided by operating activities	33,124	37,991	4,359
Cash flows from investing activities:
Vessel acquisitions	(166,067)	(243,621)	(112,608)
Vessel advances – new buildings	-	-	(19,809)
Increase of restricted cash	(3,250)	(3,250)	-
Net cash used in investing activities	(169,317)	(246,871)	(132,417)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	274,500	344,361	47,587
Proceeds from related party debt/financing	-	-	78,756
Payments of long-term debt	(7,000)	(16,841)	(11,226)
Payments of related party debt/financing	-	-	(491)
Loan issuance costs	(1,022)	(1,022)	(285)
Deemed dividend (see note b)	(80,933)	(80,933)	-
Dividend	(33,258)	(33,258)	-
Cash balance as of April 3, 2007 that was distributed to the previous owner	-	(2,251)	-
Capital contributions	-	13,679	13,719
Net cash provided by financing activities	152,287	223,735	128,060

Net increase in cash and cash equivalents	16,094	14,855	2
Cash and cash equivalents at beginning of period	-	1,239	7
Cash and cash equivalents at end of period	$16,094	$16,094	$9

Supplemental Cash Flow information
Cash paid for interest expense	$2,988	$6,177	$2,274

(a) Includes CPLP vessels and Attikos performance from April 4 to September 30, 2007.

(b) On May 8, July 13, September 20, September 24, and September 28, 2007, the Partnership acquired from Capital Maritime the vessels M/T Atrotos, M/T Akeraios, M/T Apostolos, M/T Attikos, and M/T Anemos I, respectively, for a total purchase price of $247,000. The vessels have been recorded on the Partnership’s financial statements in the amount of $166,067 (as reflected in Capital Maritime’s consolidated financial statements), which differs from the acquisition price by $80,933. The difference between the purchase price and the amounts reflected in Capital Maritime’s consolidated financial statements is presented as “Deemed dividend” in the statements of cash flows.

(c) Income statements for the three month period and nine month period ending September 30, 2007 and 2006 include results of operations of M/T Attikos which was acquired from an entity under common control on September 24, 2007 as though the transfer had occurred at the beginning of the period.  The balance sheet as of December 31, 2006 has been restated to include assets, liabilities and owners’ equity related to M/T Attikos.

Capital Product Partners
Appendix A – Reconciliation of Non-GAAP Financial Measure
(In thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Operating Surplus

Operating Surplus represents net income adjusted for non cash items such as depreciation and amortization expense, unearned revenue and unrealized gain and losses. Replacement capital expenditures represent those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, the Partnership's capital assets. Operating Surplus is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership's ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Partnership's performance required by accounting principles generally accepted in the United States. The table below reconciles Operating Surplus to net income.

Reconciliation of Non-GAAP Financial Measure– Operating Surplus	For the period from July 1, to September 30, 2007

Net income		$8,400

Adjustments to net income

Depreciation and amortization	$3,558
Loan fees amortization	84
Deferred revenue	219
Attikos net income from July 1, 2007 to September 23, 2007	(450)
Attikos adjustments to reconcile net income to net cash provided by operating activities	(206)	3,205
PARTNERSHIP’S NET CASH PROVIDED BY OPERATING ACTIVITIES		11,605

Replacement Capital Expenditures		(1,974)

OPERATING SURPLUS		9,631

Recommended reserves		(863)
AVAILABLE CASH		$8,768